Mail Stop 3561

January 17, 2008

Max Weissengruber
President
Freshwater Technologies, Inc.
30 Denver Crescent, Suite 200
Toronto, Ontario
Canada M2J 1G8

>   **Re: Freshwater Technologies, Inc.**
>   **Amendment No. 3 to Registration Statement on Form SB-2**
>   **Filed December 27, 2007**
>   **File No. 333-140595**

Dear Mr. Weissengruber:

We have reviewed your filing and have the following comment.

<u>Plan of Operation, page 35</u>

1. We have reviewed your response to comment 2 in our letter dated November 13, 2007. Please clarify why you present recovery of written off accounts receivable as revenues rather than as reversals of bad debt expense. In explaining your presentation, please provide us with the journal entries you recorded to reserve for and write-off uncollectible accounts receivable and the entry you recorded upon recovery of receivables. Also, considering the material amount of bad debt expense you have recorded since inception, please explain how your revenues initially met the necessary criteria for recognition. As noted in SAB Topic 13.A.1., one of the necessary criteria for revenue recognition is that collectibility must be reasonably assured. When collectibility is not reasonably assured, it is not acceptable to recognize revenue along with bad debt expense.

* * * *

Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Anita

Karu at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kari Richardson, Esq.
       Clark Wilson LLP
       Fax: (604) 687-6314